Mail Stop 4561

July 3, 2007

By U.S. Mail and facsimile to (314) 612-2229

Mr. Jerry S. Von Rohr
President and Chief Executive Officer
Reliance Bancshares, Inc.
10401 Clayton Road
Frontenac, MO 63131

Re: Reliance Bancshares, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed June 22, 2007
File No. 000-52588

Dear Mr. Von Rohr:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors
Competition from financial institutions and other…, page 11

1.   We note your disclosure near the bottom of page 23 and at the bottom of page 45 regarding the intensity of the competition you face in regard to limited deposit funds in both the St. Louis area and southwestern Florida. Please revise your risk factor disclosure to make it more robust and specific in light of this disclosure.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

2.   We note your supplemental response to comment 26 of our letter dated May 24, 2007. In light of the significance of the components in the line item "other operating activities, net" please revise to separately disclose the components on the face of your Statements of Cash Flows for each period presented.

3.   In your supplemental response you indicate that in 2005 you made $603,000 of loans for the sale of other real estate. Please describe for us the nature of the transactions, purpose of these loans, and why these loans are presented in operating activities.

4.   As a related matter, please explain to us why transfer of loans to other real estate is not sufficiently captured within the net change in other assets.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Joyce Sweeney at (202) 551-3449 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3436 with any other questions.

                                        Sincerely,

                                        Gregory Dundas
                                        Senior Attorney

cc: David Braswell
        Armstrong Teasdale LLP
        One Metropolitan Square
        Suite 2600
        St. Louis, Missouri 63102-2740

Mr. Jerry S. Von Rohr
Reliance Bancshares, Inc.
May 24, 2007
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